Exhibit 99.1

ELBIT IMAGING ANNOUNCES SIGNING A NON-BINDING LOI REGARDING THE SALE

OF TORUN PLAZA SHOPPING AND ENTERTAINMENT CENTER IN POLAND, BY ITS

SUBSIDIARY, PLAZA CENTERS

Tel Aviv, Israel, June 21, 2017, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, that Plaza Centers N.V. (“Plaza”) (LSE: PLAZ), an indirect subsidiary of the Company, has signed a non-binding Letter of Intent (“LOI”) with an investment fund (the “Purchaser”) regarding the sale of Torun Plaza shopping and entertainment center in Poland.

The LOI binds the Purchaser to a strict timeline for undertaking a comprehensive due diligence process which would result in the transaction being completed by the middle of September 2017.

Should the transaction proceed towards a signed share purchase agreement, following the due diligence process, Plaza will receive approximately Euro 70 million followed by additional payments up to a maximum potential amount of Euro 4 million after an additional earn out period following the closing of the transaction. The expected net proceeds to Plaza, following the repayment of the related bank loan are estimated to be approximately Euro 27-29 million.

At this stage, there is no certainty that the transaction will be completed.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel Complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2015, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:
Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com